Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following letter was distributed to CBOT members after business hours on January 29, 2004.

January 29, 2004

Dear fellow member:

A number of members have asked me about the exact number of shares each member will receive in the event of our restructuring based upon the allocation recently announced as part of the CBOT’s settlement with the Associate members and GIM, COM and IDEM membership interest holders. As we said in our earlier notice to the membership, our proposed restructuring contemplates the issuance of a total of 39,802,350 shares of common stock to the membership. Full members will receive a total of 77.65% of equity interest in the restructured CBOT with all other classes of members sharing the remaining 22.35%. That 22.35% equity interest will be divided among each then outstanding individual class member based on the following allocation:

AM—1.00

GIM—0.50

COM—0.25

IDEM—0.11.

The exact number of shares will depend on the number of memberships in each member category at the time of distribution. Thus, if at the time of completing our restructuring, the number of AMs and GIMs has changed due to conversion of GIMs into AMs, then the aggregate interests allocated to the AM and GIM classes will change, but each individual member of each class will still receive an equity interest in the CBOT pursuant to the same 1.00 to 0.50 to 0.25 to 0.11 ratio.

However, based on the current number of memberships in each member category, the breakdown of shares would be as follows:

Full members—22,044.60 shares

Associate members—8,107.31 shares

COMS—2,026.83 shares

IDEMS—891.80 shares.

Our members will receive full details regarding the recent settlement and the proposed allocation as part of the prospectus that will be issued in connection with our restructuring vote. In the meantime, should you have any further questions, please feel free to contact me.

Sincerely,

/s/  Charles P. Carey

Charles P. Carey

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

cc: Carol Burke